UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange of 1934

(Amendment No. 22)

Afya Limited
(Name of Issuer)

Class A Common Shares, par value $0.00005 per share
(Title of Class of Securities)

G01125106
(CUSIP Number)

Denise Abel Bertelsmann SE & Co. KGaA Carl-Bertelsmann-Strasse 270 33311 Gütersloh, Germany with copies to: Michael Davis, Esq. Davis Polk & Wardwell LLP 450 Lexington Avenue New York, New York 10017
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 31, 2023 (October 30, 2023)
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G01125106
1	NAME OF REPORTING PERSON Bertelsmann SE & Co. KGaA
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Germany
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER —
	8	SHARED VOTING POWER 43,407,415
	9	SOLE DISPOSITIVE POWER 43,407,415
	10	SHARED DISPOSITIVE POWER —
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 43,407,415 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 59.44% (2)(3)
14	TYPE OF REPORTING PERSON (See Instructions) CO

1	NAME OF REPORTING PERSON Erste WV Gütersloh GmbH
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Germany
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER —
	8	SHARED VOTING POWER 43,407,415
	9	SOLE DISPOSITIVE POWER 43,407,415
	10	SHARED DISPOSITIVE POWER —
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 43,407,415 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 59.44% (2)(3)
14	TYPE OF REPORTING PERSON (See Instructions) CO
(1)	Aggregate amount beneficially owned by Bertelsmann SE & Co. KGaA (“Bertelsmann”) and Erste WV Gütersloh GmbH, a wholly-owned direct subsidiary of Bertelsmann (“Erste” and collectively with Bertelsmann, the “Reporting Person”) consists of 29,074,134 Class B common shares and 14,333,281 Class A common shares held of record by the Reporting Person. Each Class B common share held of record by the Reporting Person is convertible into one Class A common share at the option of its holder at any time.
(2)	Represents the quotient obtained by dividing (a) the number of Class B common shares and Class A common shares beneficially owned by the Reporting Person as set forth in Row 11 by (b) the sum of (i) 43,949,873 Class A common shares outstanding as of June 30, 2023 as reported by the Issuer in its Current Report on Form 6-K, filed with the Securities and Exchange Commission (the “Commission”) on August 28, 2023 (as reduced by the number of treasury shares as reported therein), and (ii) the aggregate number of Class B common shares beneficially owned by the Reporting Person. The aggregate number of Class B common shares beneficially owned by the Reporting Person as set forth in clauses “(a)” and “(b)” of this footnote are treated as converted into Class A common shares only for the purpose of computing the percentage ownership of the Reporting Person. As of June 30, 2023, the number of Class A common shares outstanding was 43,949,873 and the percentage beneficially owned was 53.27%.
(3)	Each Class A common share is entitled to one vote, and each Class B common share is entitled to ten votes. The percentage reported does not reflect the ten for one voting power of the Class B common shares because the Class B common shares are treated as converted into Class A common shares for the purpose of this report.

Explanatory Note

This Amendment No. 22 (the “Amendment”) amends and supplements the Schedule 13D filed by the Reporting Person on August 10, 2021 (the “Original Schedule 13D”, as further amended on March 4, 2022, “Amendment No. 1”, as further amended on April 18, 2022, “Amendment No. 2”, as further amended on April 25, 2022, “Amendment No. 3,” as further amended on May 4, 2022, “Amendment No. 4,” as further amended on May 23, 2022, “Amendment No. 5,” as further amended on May 27, 2022, “Amendment No. 6,” as further amended on August 1, 2022, “Amendment No. 7,” as further amended on August 31, 2022, “Amendment No. 8,” as further amended on September 23, 2022, “Amendment No. 9,” as further amended on October 24, 2022, “Amendment No. 10,” as further amended on November 9, 2022, “Amendment No. 11,” as further amended on November 29, 2022, “Amendment No. 12,” as further amended on December 16, 2022, “Amendment No. 13,” as further amended on December 21, 2022, “Amendment No. 14,” as further amended on January 12, 2023, “Amendment No. 15,” as further amended on February 23, 2023, “Amendment No. 16,” as further amended on March 29, 2023, “Amendment No. 17,” as further amended on May 1, 2023, “Amendment No. 18,” as further amended on June 20, 2023, “Amendment No. 19,” as further amended on July 25, 2023, “Amendment No. 20,” as further amended on September 7, 2023, “Amendment No. 21,” and, as amended and supplemented by this Amendment, the “Schedule 13D”). Except as specifically provided herein, this Amendment does not modify any of the information previously reported on the Original Schedule 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7, Amendment No. 8, Amendment No. 9, Amendment No. 10, Amendment No. 11, Amendment No. 12, Amendment No. 13, Amendment No. 14, Amendment No. 15, Amendment No. 16, Amendment No. 17, Amendment No. 18, Amendment No. 19, Amendment No. 20 or Amendment No. 21. Capitalized terms not otherwise defined in this Amendment shall have the same meanings ascribed thereto in the Original Schedule 13D. This Schedule 13D relates to the Class A common shares, par value $0.00005, of Afya Limited, an exempted liability company incorporated under the laws of the Cayman Islands (the “Issuer”), having its registered offices at Alameda Oscar Niemeyer, No. 119, Salas 502, 504, 1,501 and 1,503, Vila da Serra, Nova Lima, Minas Gerais Brazil.

Item 3.	Source and Amount of Funds or Other Consideration

This Amendment No. 22 amends and supplements Item 3 of the Original Schedule 13D (as amended by Amendment No. 3, Amendment No. 5, Amendment No. 7, Amendment No. 8, Amendment No. 9, Amendment No. 10, Amendment No. 11, Amendment No. 12, Amendment No. 14, Amendment No. 15, Amendment No. 16, Amendment No. 17, Amendment No. 18, Amendment No. 19, Amendment No. 20 and Amendment No. 21) as follows:

The Reporting Person purchased an additional 902,493 Class A common shares pursuant to the Trading Plan for a purchase price of $ $14,289,196.16, or an average of $15.83 per Class A common share. Such price was funded by the Reporting Person through internally generated funds.

Item 5.	Interest in Securities of the Issuer.

This Amendment No. 22 amends and supplements Item 5 of the Original Schedule 13D (as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 7, Amendment No. 8, Amendment No. 9, Amendment No. 10, Amendment No. 11, Amendment No. 12, Amendment No. 14, Amendment No. 15, Amendment No. 16, Amendment No. 17, Amendment No. 18, Amendment No. 19, Amendment No. 20 and Amendment No. 21) as follows:

(a) The information relating to the beneficial ownership of Class A common shares by the Reporting Person as set forth in rows 7 through 13 of the cover pages hereto is incorporated by reference. The Reporting Person is the beneficial owner of 14,333,281 Class A common shares, which represents 32.61% of the Class A common shares outstanding based on 43,949,873 Class A common shares outstanding as of June 30, 2023 as reported by the Issuer in its Current Report on Form 6-K, filed with the Commission on August 28, 2023 (as reduced by the number of treasury shares as reported therein). Except as set forth in this Item 5(a), the Reporting Person does not own beneficially any Class A common shares. The Reporting Person will provide upon request of the SEC staff the full information regarding the number of shares purchased or sold at each separate price.

(b) The Reporting Person has shared power to vote and dispose of 14,333,281 Class A common shares.

(c) The Reporting Person has purchased the following Class A common shares in open market transactions pursuant to the Trading Plan since the filing of the Schedule 13D/A on September 7, 2023:

Transaction Date	Class A Common Shares Purchased	Average Price Per Share
September 6, 2023	23,608	15.61
September 7, 2023	17,100	15.52
September 8, 2023	27,000	15.81
September 11, 2023	47,700	16.76
September 12, 2023	47,700	17.00
September 13, 2023	27,596	16.59
September 14, 2023	19,391	16.27
September 15, 2023	21,001	15.80
September 18, 2023	23,231	15.97
September 19, 2023	12,468	15.72
September 20, 2023	16,104	15.97
September 21, 2023	21,900	15.55
September 22, 2023	19,742	15.40
September 25, 2023	38,900	15.94
September 26, 2023	29,500	15.74
September 27, 2023	29,400	15.56
September 28, 2023	18,700	16.01
September 29, 2023	29,600	15.84
October 2, 2023	18,364	15.73
October 3, 2023	9,077	15.28
October 4, 2023	28,490	15.32
October 5, 2023	10,400	15.06
October 6, 2023	19,600	14.85
October 9, 2023	28,000	14.84
October 10, 2023	18,586	15.26
October 11, 2023	20,472	15.56
October 12, 2023	26,876	15.40
October 13, 2023	36,100	15.79
October 16, 2023	32,100	15.94
October 17, 2023	25,622	15.82
October 18, 2023	32,100	15.67
October 19, 2023	15,501	15.47
October 20, 2023	16,200	15.35
October 23, 2023	14,197	15.65
October 24, 2023	15,400	15.87
October 25, 2023	16,200	15.98
October 26, 2023	15,000	16.23
October 27, 2023	33,567	16.19

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 31, 2023

BERTELSMANN SE & CO. KGAA

	By:	ppa /s/ Martin Dannhoff
	Name:	Martin Dannhoff
	Title:	SVP Corporate Legal

By:	ppa /s/ Denise Abel
Name:	Denise Abel
Title:	SVP Corporate Legal

ERSTE WV GÜTERSLOH GMBH

By:	/s/ Martin Dannhoff
Name:	Martin Dannhoff
Title:	Director

By:	/s/ Denise Abel
Name:	Denise Abel
Title:	Director